UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 1

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Stephanie Look Check Point Software Technologies +1.650.628.2171 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD
FOURTH QUARTER AND FULL YEAR 2011 FINANCIAL RESULTS

Fourth Quarter 2011:

•	Revenue: $356.8 million, representing a 12 percent increase year over year

•	Non-GAAP Operating Income: $213.7 million, representing a 16 percent increase year over year, and 60 percent of revenues versus 58 percent year over year

•	Non-GAAP EPS: $0.84, representing a 15 percent increase year over year

•	Deferred Revenues: $552.2 million, representing a 19 percent increase year over year

Full Year 2011:

•	Total Revenue: $1,247 million, representing a 14 percent increase year over year

•	Non-GAAP Operating Income: $725.9 million, representing 58 percent of revenues

•	Non-GAAP EPS: $2.87, representing a 16 percent increase year over year

REDWOOD CITY, Calif., -- January 17, 2012 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced record financial results for the fourth quarter and full year ending December 31, 2011.

“The fourth quarter provided a great finish to an excellent year with revenues and earnings reaching all time-highs, and exceeding our initial projections for the year. We experienced exceptional performance across all key business metrics: products, annuity software blades and services.  We continued to expand and elevate the security of our customers with the introduction of new and innovative software blades throughout the year. In the fourth quarter, we delivered a newly upgraded appliance product line that included our latest super-high-end 61000 systems. We are very pleased with the acceptance and enthusiasm surrounding our new products and technologies in the marketplace,” said Gil Shwed, founder, chairman and chief executive officer at Check Point Software Technologies.

Financial Highlights for the Fourth Quarter of 2011
•	Total Revenues: $356.8 million, an increase of 12 percent, compared to $318.5 million in the fourth quarter of 2010.
•
GAAP Operating Income: $192.6 million, an increase of 19 percent, compared to $162.0 million in the fourth quarter of 2010.  GAAP operating margin was 54 percent, compared to 51 percent in the fourth quarter of 2010.

•
Non-GAAP Operating Income: $213.7 million, an increase of 16 percent, compared to $183.6 million in the fourth quarter of 2010. Non-GAAP operating margin was 60 percent, compared to 58 percent in the fourth quarter of 2010.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $159.8 million, an increase of 16 percent, compared to $137.4 million in the fourth quarter of 2010. GAAP earnings per diluted share were $0.75, an increase of 17 percent, compared to $0.64 in the fourth quarter of 2010.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 2

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $178.1 million, an increase of 14 percent, compared to $156.2 million in the fourth quarter of 2010.  Non-GAAP earnings per diluted share were $0.84, an increase of 15 percent, compared to $0.73 in the fourth quarter of 2010.

•	Deferred Revenues: As of December 31, 2011, Check Point had deferred revenues of $552.2 million, an increase of 19 percent, compared to $464.6 million as of December 31, 2010.
•	Cash Flow: Cash flow from operations was $173.2 million, compared to $162.8 million in the fourth quarter of 2010.
•	Share Repurchase Program: During the fourth quarter of 2011, the company repurchased 1.32 million shares at a total cost of $75 million.
•	Cash Balances and Marketable Securities: $2,879.4 million as of December 31, 2011, an increase of $464.5 million, compared to $2,414.9 million as of December 31, 2010.

Financial Highlights for the Year Ended December 31, 2011
•	Total Revenues: $1,247.0 million, an increase of 14 percent, compared to $1,097.9 million in 2010.
•	GAAP Operating Income: $642.2 million, an increase of 20 percent, compared to $535.0 in 2010. GAAP operating margin was 51 percent, compared to 49 percent in 2010.
•	Non-GAAP Operating Income: $725.9 million, an increase of 17 percent, compared to $622.7 million in 2010. Non-GAAP operating margin was 58 percent, compared to 57 percent in 2010.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $544.0 million, an increase of 20 percent, compared to $452.8 million in 2010. GAAP earnings per diluted share were $2.54, an increase of 19 percent, compared to $2.13 in 2010.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $613.6 million, an increase of 16 percent, compared to $528.0 million in 2010.  Non-GAAP earnings per diluted share were $2.87, an increase of 16 percent, compared to $2.48 in 2010.

•	Cash Flow: Cash flow from operations was $714.9 million, compared to $674.1 million in 2010.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Fourth Quarter Business Highlights
During 2011, Check Point introduced its 3D Security vision, helping customers redefine security as a three-dimensional business process – uniquely combining policies, people and enforcement for stronger protection of information assets. During the fourth quarter, the company continued to expand the vision for 3D Security with new product introductions and business expansion:

•
New Appliance Line with 3X Performance – These new appliances are designed to address the security needs of any size business. The appliances are optimized for Check Point’s Software Blade Architecture™ and deliver three times the performance of previous enterprise versions at comparative pricing.

•
Anti-Bot Software Blade –The latest annuity software blade designed to help businesses protect against bots and APTs (Advance Persistent Threats). A bot is malicious software that enables cybercriminals to take over computers and execute illegal activities. Bots have been critical elements in the majority of recent cyber-attacks. Check Point’s Anti-Bot Software Blade is the first integrated solution that discovers and blocks these attacks. Available in 2012.

•
3D Security Enhancement – Acquisition of Dynasec, Ltd., a leading provider of Governance, Risk Management and Compliance (GRC) solutions. The acquisition extends the company’s 3D Security strategy and will enable customers to manage their entire 3D Security process from corporate objectives, to policies and security enforcement.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 3

Industry Accolades:
Check Point also continues to receive industry awards for innovative product development and leadership worldwide, including:

•	Leader in 2011 Gartner Magic Quadrants – Enterprise Firewall and Mobile Data Protection.

•
NSS Labs Group Firewall Test – Check Point was the only vendor to pass the NSS Labs independent Firewall Group Test, achieving 100 percent in security effectiveness and earning the only "Recommend" rating in the initial comparative review.

•
NSS Labs Next Generation Firewall Test – Check Point achieved 100% in Firewall, Application Control and Identity Awareness testing, and is the first and only vendor to receive a NSS Labs “Recommend” rating for Next-Generation Firewalls.

•	Computing Security Magazine UK – “Encryption Solution of the Year” – Full Disk Encryption.

•	IT Pro Corporate Choice, Hong Kong – R75.20 and Anti-Bot Software Blade.

•	SMB World Awards, Hong Kong – Application Control Software Blade and Smart-1 Appliance.

In addition, Check Point was awarded “Network Security Vendor of the Year” by Frost & Sullivan, recognizing the company’s commitment to developing innovative security solutions that meet real customer needs.

“We had a terrific year in 2011 with the introduction of new technologies and record financial results. As cyber-attacks and security risks reach new levels of sophistication, customer expectations for their security infrastructure also increase. Our ability to innovate and deliver new and innovative security products and technologies provide customers with the ability to attain higher levels of security, while consolidating their security infrastructure and reducing the total cost of ownership.  In closing, I would like to thank our customers and partners for their support, as well as our employees for their continued dedication and innovation that made 2011 such a great year,” concluded Shwed.

First Quarter 2012 Investor Conference Participation Schedule:

•	Stifel Nicoulas Technology & Telecommunications Conference
February 8, 2012 – Dana Point, CA

•	Goldman Sachs Technology & Internet Conference
February 14, 2012 – San Francisco, CA

•	Morgan Stanley Global Technology, Media and Telecommunications Conference
February 29, 2012 – San Francisco, CA

•	Raymond James 33rd Annual Institutional Investor Conference
March 5, 2012 – Orlando, FL

•	UBS Technology Conference
March 8, 2012 – London, UK

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 17, 2012 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through January 26, 2012 on the company's website or by telephone at +1.201.612.7415, replay ID number 380561, account # 215.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 4

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2012 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, restructuring and other acquisitions related costs, loss (gain) on sale of marketable securities previously impaired, and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Forward-looking statements include statements regarding Check Point’s beliefs as well as the commercial availability of the Anti-Bot Software Blade in 2012.  Because these statements pertain to future events they are subject to various risks and uncertainties, and actual results could differ materially from Check Point's current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to:  any foreseen and unforeseen developmental or technological difficulties with regard to Check Point's products; and other factors and risks discussed in Check Point's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues:
Products and licenses	$158,229	$143,059	$503,475	$444,400
Software updates, maintenance and subscription	198,529	175,447	$743,511	653,468
Total revenues	356,758	318,506	1,246,986	1,097,868

Operating expenses:
Cost of products and licenses	25,648	23,835	81,043	75,426
Cost of software updates, maintenance and subscription	17,483	15,019	63,469	55,721
Amortization of technology	7,623	8,299	31,171	32,826
Total cost of revenues	50,754	47,153	175,683	163,973

Research and development	26,917	29,454	110,147	105,748
Selling and marketing	68,414	66,034	253,800	235,301
General and administrative	18,062	13,887	65,182	57,244
Restructuring and other acquisition related costs	-	-	-	588
Total operating expenses	164,147	156,528	604,812	562,854

Operating income	192,611	161,978	642,174	535,014
Financial income, net	10,041	7,810	41,040	29,379
Income before taxes on income	202,652	169,788	683,214	564,393
Taxes on income	42,840	32,379	139,248	111,567
Net income	159,812	$137,409	543,966	$452,826

Earnings per share (basic)	$0.78	$0.66	$2.63	$2.18
Number of shares used in computing earnings per share (basic)	206,083	208,280	206,917	208,106

Earnings per share (diluted)	$0.75	$0.64	$2.54	$2.13
Number of shares used in computing earnings per share (diluted)	212,807	214,432	213,922	212,933

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

 (In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$192,611	$161,978	$642,174	$535,014
Stock-based compensation (1)	10,195	8,466	39,835	35,180
Amortization of intangible assets (2)	10,848	13,106	43,925	51,876
Restructuring and other acquisition related costs (3)	-	-	-	588
Non-GAAP operating income	$213,654	$183,550	$725,934	$622,658

GAAP net income	$159,812	$137,409	$543,966	$452,826
Stock-based compensation (1)	10,195	8,466	39,835	35,180
Amortization of intangible assets (2)	10,848	13,106	43,925	51,876
Restructuring and other acquisition related costs (3)	-	-	-	588
Loss (Gain) on sale of marketable securities, previously impaired (4)	-	785	(2,017)	785
Taxes on the above items (5)	(2,742)	(3,566)	(12,120)	(13,242)
Non-GAAP net income	$178,113	$156,200	$613,589	$528,013

GAAP Earnings per share (diluted)	$0.75	$0.64	$2.54	$2.13
Stock-based compensation (1)	0.05	0.04	0.19	0.16
Amortization of intangible assets (2)	0.05	0.06	0.21	0.24
Restructuring and other acquisition related costs (3)			-	0.00
Loss (Gain) on sale of marketable securities, previously impaired (4)		0.01	(0.01)	0.01
Taxes on the above items (5)	(0.01)	(0.02)	(0.06)	(0.06)
Non-GAAP Earnings per share (diluted)	$0.84	$0.73	$2.87	$2.48

Number of shares used in computing Non-GAAP earnings per share (diluted)	212,807	214,432	213,922	212,933

(1) Stock-based compensation:
Cost of products and licenses	$17	$11	$58	$49
Cost of software updates, maintenance and subscriptions	229	204	909	984
Research and development	1,852	1,581	7,471	7,325
Selling and marketing	1,979	1,707	7,888	7,279
General and administrative	6,118	4,963	23,509	19,543
	10,195	8,466	39,835	35,180

(2) Amortization of intangible assets:

Amortization of technology	7,623	8,299	31,171	32,826
Research and development	-	685	-	2,741
Selling and marketing	3,225	4,122	12,754	16,309
	10,848	13,106	43,925	51,876

(3) Restructuring and other acquisition related costs	-	-	-	588

(4) Loss (Gain) on sale of marketable securities, previously impaired	-	785	(2,017)	785

(5) Taxes on the above items	(2,742)	(3,566)	(12,120)	(13,242)

Total , net	$18,301	$18,791	$69,623	$75,187

* Year ended December 31, 2011 include a non-cash gain of $ 2.0 million related to our marketable securities in accordance with ASC 320. Year ended December 31, 2010 and the three months ended December 31, 2010 include a non-cash write down of $ 0.8 million related to our marketable securities in accordance with ASC 320.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS
	December 31,	December 31,
	2011	2010
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$493,546	$551,777
Marketable securities and short-term deposits	865,994	537,718
Trade receivables, net	357,418	283,192
Prepaid expenses and other current assets	53,045	44,247
Total current assets	1,770,003	1,416,934

Long-term assets:
Marketable securities	1,519,865	1,325,451
Property and equipment, net	36,639	37,065
Severance pay fund	6,052	6,532
Deferred tax asset, net	25,296	18,122
Other intangible assets, net	26,239	66,765
Goodwill	727,875	717,052
Other assets	16,094	17,381
Total long-term assets	2,358,060	2,188,368

Total assets	$4,128,063	$3,605,302

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$490,655	$424,158
Trade payables and other accrued liabilities	271,815	239,104
Total current liabilities	762,470	663,262

Long-term deferred revenues	61,523	40,394
Income tax accrual	219,469	169,370
Deferred tax liability, net	1,274	1,721
Accrued severance pay	10,236	11,224
	292,502	222,709
Total liabilities	1,054,972	885,971

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	630,508	580,276
Treasury shares at cost	(1,543,886)	(1,306,382)
Accumulated other comprehensive income	12,650	15,584
Retained earnings	3,973,045	3,429,079
Total shareholders’ equity	3,073,091	2,719,331
Total liabilities and shareholders’ equity	$4,128,063	$3,605,302
Total cash and cash equivalents, marketable securities and short-term deposits	$2,879,405	$2,414,946

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 8

 CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:

Net income	$159,812	$137,409	$543,966	$452,826
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property, plant and equipment	2,260	1,584	7,620	6,890
Increase in trade and other receivables, net	(156,527)	(121,138)	(78,590)	(5,424)
Increase in deferred revenues, trade payables and other accrued liabilities	152,635	125,133	179,722	147,158
Other than temporary impairment of marketable securities, net	-	785	(2,017)	785
Realized gain on marketable securities, net	(208)	(193)	(672)	(974)
Stock-based compensation	10,195	8,466	39,835	35,180
Amortization of intangible assets	10,848	13,106	43,925	51,876
Excess tax benefit from stock-based compensation	(3,208)	(720)	(7,956)	(4,763)
Deferred income taxes, net	(2,581)	(1,599)	(10,959)	(9,406)
Net cash provided by operating activities	173,226	162,833	714,874	674,148

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	(15,060)	-	(21,616)	(13,957)
Investment in property and equipment	(1,721)	(1,322)	(7,195)	(4,911)
Net cash used in investing activities	(16,781)	(1,322)	(28,811)	(18,868)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	20,115	57,245	71,493	103,815
Purchase of treasury shares	(75,000)	(50,000)	(300,000)	(200,000)
Excess tax benefit from stock-based compensation	3,208	720	7,956	4,763
Net cash used in financing activities	(51,677)	7,965	(220,551)	(91,422)

Unrealized gain (loss) on marketable securities, net	(1,833)	(11,029)	(1,053)	4,089

Increase in cash and cash equivalents, marketable securities and short-term deposits	102,935	158,447	464,459	567,947

Cash and cash equivalents, marketable securities and short-term deposits at the beginning of the period	2,776,470	2,256,499	2,414,946	1,846,999
Cash and cash equivalents, marketable securities and short-term deposits at the end of the period	$2,879,405	$2,414,946	$2,879,405	$2,414,946

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

January 17, 2012

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 10